QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

FERROGLOBE PLC

(a public limited company having its registered office at 5 Fleet Place, London, EC4M 7RD, United
Kingdom and incorporated in England and Wales with company number 09425113)

5 June 2020

Dear Shareholder

2020 Annual General Meeting of Shareholders of Ferroglobe Plc ("Ferroglobe" or the "Company")

I am pleased to enclose the notice of Ferroglobe's annual general meeting of its shareholders (the "Annual General Meeting" or "AGM"), to be held at 14:00 (British Summer Time) on Tuesday, 30 June 2020 at the Company's offices at 2nd Floor, West Wing, Lansdowne House, Berkeley Square, London, W1J 6ER, United Kingdom. The accompanying notice of Annual General Meeting ("Notice") describes the meeting, the resolutions you will be asked to consider and vote upon and related matters.

In response to the COVID-19 pandemic, the U.K. government has introduced new 'stay at home' measures which restrict public gatherings of more than two people, save in very limited circumstances which do not include the holding of an AGM. In light of these measures and because the safety and well-being of our directors, employees and shareholders is paramount, we expect that, unless the situation in the U.K. changes prior to 19 June 2020 such that gatherings are permitted by law and appropriate arrangements may be made for them to be held safely, this year's AGM will be run as a closed meeting. This means that shareholders will not be able to attend the meeting in person and anyone who attempts to do so will be turned away. We will continue to monitor the situation closely and, if public health guidance changes and it is appropriate to do so, will provide any updates on our AGM on our website at: https://investor.ferroglobe.com/annual-general-meetings. In case the situation changes, we have included in this Notice details of how to attend the AGM and how to vote in person, as usual. Please note that if the situation in the U.K. does not change, it will not be possible for you to do so.

Your vote is important, regardless of the number of shares you own. We therefore strongly encourage you to place your vote by proxy on the resolutions in the Notice. You may vote via the internet, by phone or by mail by signing, dating and returning your proxy card in the envelope provided. Given the restrictions on attendance, please appoint the "Chairman of the Meeting" as your proxy, rather than another person who will not be permitted to attend. To ensure your vote is counted, please ensure that your proxy vote is submitted through the relevant channels by not later than 14:01 BST on Sunday, 28 June 2020.

If you have questions on any matter which you would otherwise put to the Company at the AGM, please email them to the Company using the 'Contact Us' form on the Company's corporate website at https://investor.ferroglobe.com/contact-us and we will respond to you directly.

Recommendation

We consider all resolutions proposed to shareholders at the Annual General Meeting to be standard business. You will find an explanation of each resolution within the Explanatory Notes on pages 3 to 7 of this pack. The Company's board of directors (the "Board") considers that all the resolutions to be put to the Annual General Meeting are in the best interests of the Company and its shareholders as a whole and are most likely to promote the success of the Company. The Board unanimously recommends that you vote in favour of each of the proposed resolutions, as the members of the Board intend to do in respect of their beneficial holdings.

Thank you for your continued support of Ferroglobe.

Yours sincerely,

Javier López Madrid
 Executive Chairman

FERROGLOBE PLC

(a public limited company having its registered office at 5 Fleet Place, London, EC4M 7RD, United
Kingdom and incorporated in England and Wales with company number 9425113)

NOTICE OF 2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS

To the holders of ordinary shares of Ferroglobe Plc ("Ferroglobe" or the "Company"):

Notice is hereby given that Ferroglobe's Annual General Meeting of shareholders will be held on Tuesday, 30 June 2020 at 14:00 (British Summer Time), at the offices of the Company at the 2 Floor, West Wing, Lansdowne House, Berkeley Square, London, W1J 6ER, United Kingdom ("U.K.").

The business of the Annual General Meeting will be to consider and, if thought fit, pass the resolutions below. All resolutions will be proposed as ordinary resolutions. Explanations of the resolutions are given in the explanatory notes on pages 3 to 7 of this Annual General Meeting notice and additional information on voting at the Annual General Meeting can be found on pages 8 to 11. All resolutions will be put to vote on a poll, where each shareholder has one vote for each share held.

Certain of the resolutions that shareholders of the Company will be asked to consider may not be familiar to them because, unlike many companies with shares traded on the NASDAQ Global Select Market ("NASDAQ"), the Company is incorporated under the laws of England and Wales and is therefore subject to the U.K. Companies Act 2006 (the "Companies Act"). The Companies Act obliges the Company to propose certain matters to shareholders for approval that would generally not be subject to periodic approval by shareholders of companies incorporated in the United States but would be considered routine items for approval by shareholders of companies incorporated in England and Wales.

ORDINARY RESOLUTIONS:

U.K. annual report and accounts 2019

1.
THAT the directors' and auditor's reports and the accounts of the Company for the financial year ended 31 December 2019 (the "U.K. Annual Report and Accounts") be received.

Directors' 2019 Remuneration Report

2.
THAT the directors' annual report on remuneration for the year ended 31 December 2019 (excluding, for the avoidance of doubt, any part of the Directors' remuneration report containing the directors' remuneration policy), as set out on pages 30 to 32 and 47 to 59 of the U.K. Annual Report and Accounts be approved.

Director's election

3
THAT Marco Levi be elected as a director.

4
THAT Marta Amusategui be elected as a director.

Directors' re-election

5.
THAT Javier López Madrid be re-elected as a director.

6.
THAT José María Alapont be re-elected as a director.

7.
THAT Bruce L. Crockett be re-elected as a director.

8.
THAT Stuart E. Eizenstat be re-elected as a director.

9.
THAT Manuel Garrido y Ruano be re-elected as a director.

10.
THAT Juan Villar-Mir de Fuentes be re-elected as a director.

Appointment of Auditor

11.
THAT Deloitte LLP be appointed as auditor of the Company to hold office from the conclusion of the Annual General Meeting until the conclusion of the next general meeting at which accounts are laid before the Company.

Remuneration of auditor

12.
THAT the Audit Committee of the Board be authorised to determine the auditor's remuneration.

Dorcas Murray
 Company Secretary

5 June 2020

Explanatory notes to the resolutions

Resolution 1 (U.K. Annual Report and Accounts 2019)

The Board is required to present at the Annual General Meeting the U.K. Annual Report and Accounts for the financial year ended 31 December 2019, including the Directors' Report, the Auditor's Report on the U.K. Annual Report and Accounts and those parts of the Directors' Remuneration Report which have been audited.

Resolution 1 is an advisory vote. In the event that the AGM proceeds as a closed meeting as currently envisaged, shareholders may pose relevant and appropriate questions on the U.K. Annual Report and Accounts (whether addressed to the Board or its auditors) by email to the Company Secretary in advance of the meeting as set out in the letter under cover of which this Notice is sent.

Resolution 2 (directors' annual remuneration report)

Resolution 2 is an advisory vote to approve the directors' annual remuneration report for the year ended 31 December 2019. The directors' remuneration report is set out on pages 30 to 32 and 47 to 59 of the U.K. Annual Report and Accounts. It provides information on the remuneration of the directors for 2019 and that proposed for 2020; it includes a statement by the Chairman of the Compensation Committee but excludes the directors' remuneration policy which was approved by shareholders at the AGM in 2019.

Resolutions 3 to 10 (directors seeking election or re-election)

In line with best practice in corporate governance, all our directors retire annually and, if agreed with them that they will continue in office, they offer themselves for re-election by the shareholders. Any director appointed by the Board since the last Annual General Meeting must stand for election at the next Annual General Meeting.

There are two candidates put forward for election at the meeting:

  •
  Marco Levi, our Chief Executive Officer, who joined the Company on 10 January 2020 and was appointed by the Board on 15 January 2020.

  •
  Marta Amusategui who was appointed by the Board as a Non-Executive Director with effect from 12 June 2020;

The biographies of the directors standing for election or re-election at the Annual General Meeting are set out below to enable shareholders to make an informed decision on their election or re-election. The biographies give the date of appointment of each director to the Board or Committees of Ferroglobe, as appropriate. Several of our directors have also held roles at Grupo FerroAtlántica S.A.U. ("FerroAtlántica") or Globe Speciality Metals, Inc. ("Globe"). On 23 December 2015 FerroAtlántica merged with Globe through corporate transactions (the "Business Combination") to form the Ferroglobe group of companies under Ferroglobe's ownership.

Javier López Madrid has been Executive Chairman of the Company since 31 December 2016 and Chairman of our Nominations Committee since 1 January 2018. He was first appointed to the Board on 5 February 2015 and was the Company's Executive Vice-Chairman from 23 December 2015 until 31 December 2016.

He has been Chief Executive Officer of Grupo VM since 2008, is a member of the World Economic Forum, Group of Fifty and a member of the Board of several non profit organizations. He is the founder and largest shareholder of Financiera Siacapital and founded Tressis, Spain's largest independent private bank.

Mr. López Madrid holds a Masters in law and business from ICADE University.

Marco Levi was appointed Chief Executive Officer of the Company on 10 January 2020 and appointed to its Board of Directors on 15 January 2020. Dr. Levi previously served as President and CEO of Alhstrom-Munksjö Oyj, a global fiber materials company listed in Finland, where he led a successful transformation of the business by refocusing its product portfolio towards value-added specialty products. Prior to that, Dr. Levi was Senior Vice President and Business President of the $3 billion emulsion polymers division of chemicals manufacturer Styron, including during the period in which Styron was acquired by Bain Capital from Dow Chemical Company. Dr. Levi previously had spent over twenty-two years at Dow in various departments and roles, ultimately serving as general manager of the emulsion polymers business.

Dr. Levi is also a Non-Executive Director of Schweitzer-Mauduit International, Inc, the leading global performance materials company, listed on the New York Stock Exchange. Dr Levi holds a doctorate in industrial chemistry from the Università degli Studi di Milano, Statale,in Italy.

José María Alapont was appointed to our Board of Directors as a Non-Executive Director on 24 January 2018 and to our Audit Committee and Compensation Committee on 16 May 2018. Mr. Alapont was appointed on 16 January 2019 as our Senior Independent Director and Chairman of our Corporate Governance Committee.

Mr. Alapont holds a number of other Board appointments. Since 2017, he has been a member of the Board of Directors of Ashok Leyland Ltd and is also a member of its Investment and Technology Committee Since 2018, he has been a member of its Nomination and Remuneration Committee and joined its Audit Committee in 2019. Mr Alapont has also been a Board Director of Navistar Inc. and a member of its Finance Committee since 2016 and Chair of its Nomination and Governance Committee since 2018. He has been a member of the Board of Directors of Hinduja Investments and Project Services Ltd since 2016 and of Hinduja Automotive Ltd since 2014.

Mr. Alapont was formerly President and Chief Executive Officer of Federal-Mogul Corporation, the automotive powertrain and safety components supplier, from March 2005 to 2012, Chairman of its Board from 2005 to 2007 and Board director from 2005 to 2013. Prior to that, he was Chief Executive and a Board Director of Fiat Iveco, S.p.A., a leading global manufacturer of commercial trucks, buses, defense and other specialized vehicles from 2003 to 2005. Prior to 2003, he held Executive, Vice President and President positions for more than 30 years at other leading global vehicle manufacturers and suppliers, such as Ford Motor Company, Delphi Corporation and Valeo S.A. His non-executive experience also includes being member of the Board of Directors of the Manitowoc Company Inc. from 2016 to 2018 and a Board Director of Mentor Graphics Corp. from 2011 to 2012. He was a member of the Davos World Economic Forum from 2000 to 2011.

Mr. Alapont holds an Industrial Engineering degree from the Technical School of Valencia and a Philology degree from the University of Valencia in Spain.

Marta Amusategui has been appointed to our Board of Directors as a Non-Executive Director with effect from 12 June 2020, when she will also join the Company's Audit Committee.

Ms. Amusategui has substantial experience in executive and non-executive roles, with a background in business strategy, banking and finance. She is founder and partner of Abrego Capital S.L, providing strategic and financial advisory services, and co-founder and member of the Board of Observatorio Industria 4.0, the professional forum leveraging knowledge and experience to assist businesses, specifically those in the secondary sector, in their digital transformation. She began her career in management consulting and investment banking, serving as Country Executive Officer and General Manager with Bank of America in Spain from 2003 to 2008.

Ms Amusategui has been a member of the Board of Eland Private Equity, S.G.E.L.C., S.A., a private equity management company specializing in renewable energies, since 2009. She has also held other Board positions in the past, including that of Telvent GIT S.A. (NASDAQ:TLVT), the global IT solutions and business information services provider, where she became an independent director from early 2010 until its de-listing following acquisition in December 2011. She is currently a member of the McKinsey Alumni Council in Spain.

Ms Amusategui holds an Industrial Engineering degree (MSc equivalent) from Universidad Pontificia de Comillas, Madrid, Spain, and an MBA from INSEAD, Fontainebleau, France. She holds a number of academic appointments, lecturing on Managerial Competencies at CUNEF, Madrid, Spain, Startup Financing at the Three Points Digital Business School, Grupo Planeta in Barcelona, Spain and Risk Management on the Non-Executive Directors Program at ICADE Business School, Madrid.

Bruce L. Crockett was appointed to our Board of Directors as a Non-Executive Director on 23 December 2015. He has been a member of our Audit Committee from that date and has served on our Compensation Committee since 1 January 2018. On 4 June 2020 he was appointed Chairman of the Audit Committee.

Mr. Crockett holds a number of other Board and governance roles. He has been Chairman of the Invesco Mutual Funds Group Board of Directors and a member of its Audit, Investment and Governance Committees, serving on the board since 1991, as Chair since 2003 and on the Board of predecessor companies from 1978. Since 2013, he has been a member of the Board of Directors and, since 2014, Chair of the Audit Committee of ALPS Property & Casualty Insurance Company. He has been Chairman of, and a private investor in, Crockett Technologies Associates since 1996. He is a life trustee of the University of Rochester.

Mr. Crockett was a member of the Board of Directors of Globe from April 2014 until the closing of the Business Combination, as well as a member of Globe's Audit Committee. He was formerly President and Chief Executive Officer of COMSAT Corporation from 1992 until 1996 and its President and Chief Operating Officer from 1991 to 1992, holding a number of other operational and financial positions at COMSAT from 1980, including that of Vice President and Chief Financial Officer. He was a member of the Board of Directors of Ace Limited from 1995 until 2012 and of Captaris, Inc. from 2001 until its acquisition in 2008 and its Chairman from 2003 to 2008.

Mr. Crockett holds an A.B. degree from the University of Rochester, B.S. degree from the University of Maryland, an MBA from Columbia University and an Honorary Doctor of Law degree from the University of Maryland.

Stuart E. Eizenstat was appointed to our Board of Directors as a Non-Executive Director on 23 December 2015. He has been a member of the Company's Corporate Governance Committee since January 1, 2018 and was appointed to our Nominations Committee on 16 May 2018. On 4 June 2020, Mr. Eizenstat was appointed to the Company's Audit Committee.

Mr. Eizenstat has been a Senior Counsel at Covington & Burling LLP in Washington, D.C. and Head of its international practice since 2001. He has served as a member of the Advisory Boards of GML Ltd. since 2003 and of the Office of Cherifien de Phosphates since 2010. He was a trustee of BlackRock Funds from 2001 until 2018.

Mr. Eizenstat was a member of Board of Directors of Globe from 2008 until the closing of the Business Combination and Chair of its Nominating Committee. He was a member of the Board of Directors of Alcatel-Lucent from 2008 to 2016 and of United Parcel Service from 2005 to 2015. He has had an illustrious political and advisory career, including serving as Special Adviser to Secretary of State Kerry on Holocaust-Era Issues from 2009 to 2017 and Special Representative of the President and Secretary of State on Holocaust Issues during the Clinton administration from 1993 to 2001. He was Deputy Secretary of the United States Department of the Treasury from July 1999 to January 2001, Under Secretary of State for Economic, Business and Agricultural Affairs from 1997 to 1999, Under Secretary of Commerce for International Trade from 1996 to 1997, U.S. Ambassador to the European Union from 1993 to 1996 and Chief Domestic Policy Advisor in the White House to President Carter from 1977 to 1981. He is the author of "Imperfect Justice: Looted Assets, Slave Labor, and the Unfinished Business of World War II"; "The Future of the Jews: How Global Forces are Impacting the Jewish People, Israel, and its Relationship with the United States" and "President Carter: The White House Years."

Mr. Eizenstat holds a B.A. in Political Science, cum laude and Phi Beta Kappa, from the University of North Carolina at Chapel Hill, a J.D. from Harvard Law School and nine honorary doctorate degrees and awards from the United States, French, German, Austrian, Belgian and Israeli governments.

Manuel Garrido y Ruano was appointed to our Board of Directors as a Non-Executive Director on 30 May 2017. He was a member of our Nominating and Corporate Governance Committee from 30 May 2017 until 31 December 2017, when he was appointed to our Corporate Governance Committee.

Mr. Garrido y Ruano has been Chief Financial Officer of Grupo Villar Mir since 2003 and a member of the Board or on the steering committee of a number of its subsidiaries in the energy, financial, construction and real estate sectors. He is Professor of Communication and Leadership of the Graduate Management Program at CUNEF in Spain. Mr. Garrido y Ruano was a member of the steering committee of FerroAtlántica until 2015, having previously served as its Chief Financial Officer from 1996 to 2003. He worked with McKinsey & Company from 1991 to 1996, specializing in restructuring, business development and turnaround and cost efficiency projects globally.

Mr. Garrido y Ruano holds a Masters in Civil Engineering with honors from the Universidad Politecnica de Madrid and an MBA from INSEAD.

Juan Villar-Mir de Fuentes was appointed to our Board of Directors as a Non-Executive Director on 23 December 2015.

Mr. Villar-Mir de Fuentes has been Vice Chairman of Inmobiliaria Espacio, S.A since 1996 and Vice Chairman of Grupo Villar Mir, S.A.U. since 1999. He has been a member of the Board of Directors of

Obrascon Huarte Lain, S.A. since 1996, a member of the Audit Committee and, later, its Compensation Committee and its Chairman since 2016. He was a Board director and member of the Compensation Committee of Inmobiliaria Colonial, S.A from June 2014 to May 2017. He also was a member of the Board of Directors and of the Compensation Committee of Abertis Infraestructuras, S.A. between 2013 and 2016.

Mr. Villar-Mir de Fuentes is Patron and member of the Patronage Council of Fundación Nantik Lum and Fundación Princesa de Gerona.

Mr. Villar-Mir holds a Bachelor's Degree in Business Administration and Economics and Business Management.

Resolution 11 (appointment of auditor)

At each general meeting at which accounts are laid before the shareholders, the Company is required to appoint an auditor to serve until the next such meeting. Deloitte LLP has served as the Company's U.K. statutory auditor since 3 February 2016.

If this resolution does not receive the affirmative vote of a majority of the shares entitled to vote and represented by proxy or – where appropriate in light of the 'stay at home' measures in place in the U.K. – present in person at the Annual General Meeting, the Board may appoint an auditor to fill the vacancy.

Resolution 12 (remuneration of auditor)

Under the Companies Act, the remuneration of the Company's U.K. statutory auditor must be fixed in a general meeting or in such manner as may be determined in a general meeting. The Company asks its shareholders to authorise the Audit Committee to determine the remuneration of Deloitte LLP in its capacity as the Company's U.K. statutory auditor under the Companies Act.

Further notes:

1.
Some of the resolutions are items that are required to be approved by shareholders periodically under the Companies Act and generally do not have an analogous requirement under United States laws and regulations. As such, while these resolutions may be familiar and routine to shareholders accustomed to being shareholders of companies incorporated in England and Wales, other shareholders may be less familiar with these routine resolutions and should review and consider each resolution carefully.

2.
In accordance with the Articles, all resolutions will be taken on a poll. Voting on a poll will mean that each Ordinary Share represented in person or by proxy will be counted in the vote.

3.
All resolutions will be proposed as ordinary resolutions, which means that such resolutions must be passed by a simple majority of the total voting rights of shareholders who vote on such resolutions, whether in person or by proxy. The results of the shareholders' vote on resolutions 1 and 2 regarding receipt of the U.K. Annual Report and Accounts and approval of the Directors' Annual Remuneration Report will not require the Board or any Committee thereof to take (or refrain from taking) any action. The Board values the opinion of shareholders as expressed through such resolutions and will carefully consider the outcome of the votes on resolutions 1 and 2.

4.
"Shareholders of record" are those persons registered in the register of members of the Company in respect of Ordinary Shares at 14:00 (British Summer Time) on 4 May 2020. If, however, Ordinary Shares are held for you in a stock brokerage account or by a broker, bank or other nominee, you are considered the "beneficial owner" of those Ordinary Shares.

5.
Beneficial owners of Ordinary Shares as at 14:00 (British Summer Time) on 4 May 2020 have the right to direct their broker or other agent on how to vote the Ordinary Shares in their account and, subject as set out on in the Chairman's letter on page 1 on the holding of a closed meeting, are also invited to attend the Annual General Meeting. However, as beneficial owners are not Shareholders of record of the relevant Ordinary Shares, they may not vote their Ordinary Shares at the Annual General Meeting unless they request and obtain a legal proxy from their broker or agent.

6.
Any Shareholder of record attending the Annual General Meeting has the right to ask questions. The Company must cause to be answered any questions put by a Shareholder of record attending the meeting relating to the business being dealt with at the Annual General Meeting unless to do so would interfere unduly with the business of the meeting, be undesirable in the interests of the Company or the good order of the meeting, involve the disclosure of confidential information or if the information has already been given on the Company's website. Please note that such attendance may not be permissible if the meeting is held as a closed meeting. In this case, questions may be posed using the contact email address set out in the Chairman's letter on page 1.

7.
In accordance with the provisions of the Companies Act, and in accordance with the Articles, a Shareholder of record who is entitled to attend and vote at the Annual General Meeting is entitled to appoint another person as his or her proxy to exercise all or any of his or her rights to attend and to speak and vote at the Annual General Meeting and to appoint more than one proxy in relation to the Annual General Meeting (provided that each proxy is appointed to exercise the rights attached to different Ordinary Shares). Such proxies need not be Shareholders of record, but must attend the Annual General Meeting and vote as the Shareholder of record instructs. Further details regarding the process to appoint a proxy, voting and the deadlines therefor are set out in the "Voting Process and Revocation of Proxies" section below.

8.
Pursuant to section 527 of the Companies Act 2006, shareholders meeting the threshold requirements set out in that section have the right to require the Company to publish on a website a statement setting out any matter relating to:

(a)
the audit of the Company's accounts (including the auditor's report and the conduct of the audit) that are to be laid before the AGM; or

(b)
any circumstance connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with section 437 of the Companies Act 2006.

The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with sections 527 or 528 of the Companies Act 2006. Where the Company is required to place a statement on a website under section 527 of the Companies Act 2006, it must forward the statement to the Company's auditor no later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM includes any statement that the Company has been required under section 527 of the Companies Act 2006 to publish on a website.

9.
The results of the polls taken on the resolutions at the Annual General Meeting and any other information required by the Companies Act will be made available on the Company's website as soon as reasonably practicable following the AGM and for a period of two years thereafter.

10.
A copy of this Annual General Meeting notice can be found at the Company's website, www.ferroglobe.com.

11.
Recipients of this notice and the accompanying materials may not use any electronic address provided in this notice or such materials to communicate with the Company for any purposes other than those expressly stated.

12.
In the event that the Annual General Meeting is not held as a closed meeting (as to which see the Chairman's letter in page 1):

12.1
To be admitted to the Annual General Meeting, please bring the Admission Ticket that you will have received through the post. You will need to be able to provide your photo identification at the registration desk.

12.2
On arrival at the Annual General Meeting venue, all those entitled to vote will be required to register and collect a poll card. In order to facilitate these arrangements, please arrive at the Annual General Meeting venue in good time. You will be given instructions on how to complete your poll card at the Annual General Meeting.

VOTING PROCESS AND REVOCATION OF PROXIES

If you are a Shareholder of record, there are three ways to vote by proxy:

  •
  By Internet – You can vote over the Internet at www.envisionreports.com/FGLO by following the instructions at such web address. You will need to enter your control number, which is a 15-digit number located in a box on your proxy card. We encourage you to vote by Internet even if you received this Annual General Meeting notice in the mail.

  •
  By Telephone – You may vote and submit your proxy by calling toll-free 1-800-652-8683 in the United States and providing your control number, which is a 15-digit number located in a box on your proxy card.

  •
  By Mail – If you received this Annual General Meeting notice by mail or if you requested paper copies of the Annual General Meeting notice, you can vote by mail by marking, dating, signing and returning the proxy card in the postage-paid envelope.

Telephone and Internet voting facilities for Shareholders of record will be available 24 hours a day and will close at 14:01 a.m. (British Summer Time) on Sunday, 28 June 2020. Submitting your proxy by any of these methods will not affect your ability to attend the Annual General Meeting in-person and vote at the Annual General Meeting.

If your shares are held in "street name", meaning you are a beneficial owner with your shares held through a bank or brokerage firm, you will receive instructions from your bank or brokerage firm, which is the Shareholder of record of your shares. You must follow the instructions of the Shareholder of record in order for your shares to be voted. Telephone and Internet voting may also be offered to shareholders owning shares through certain banks and brokers, according to their individual policies.

The Company has retained Computershare to receive and tabulate the proxies.

If you submit proxy voting instructions and direct how your shares will be voted, the individuals named as proxies must vote your shares in the manner you indicate. As noted above, you are recommended to appoint the "Chairman of the Meeting" as your proxy, rather than another person who may not be permitted to attend in current circumstances.

A shareholder who has given a proxy may revoke it at any time before it is exercised at the Annual General Meeting by:

  •
  attending the Annual General Meeting and voting in person (assuming it is not held as a closed meeting);

  •
  voting again by Internet or Telephone (only the last vote cast by each Shareholder of record will be counted), provided that the shareholder does so before 14:01 a.m. (British Summer Time) on Sunday, 28 June 2020.

  •
  delivering a written notice, at the address given below, bearing a date later than that indicated on the proxy card or the date you voted by Internet or Telephone, but prior to the date of the Annual General Meeting, stating that the proxy is revoked; or

  •
  signing and delivering a subsequently dated proxy card prior to the vote at the Annual General Meeting.

You should send any written notice or new proxy card to Proxy Services, c/o Computershare Investor Services, PO Box 30202 College Station, TX 77842-9909, USA.

If you are a registered shareholder you may request a new proxy card by calling Computershare at 1-866-490-6057 if calling from the United States, or +1-781-575-2780 from outside the United States, or you may also send a request via email to web.queries@computershare.com.

ANY SHAREHOLDER OWNING SHARES IN STREET NAME MAY CHANGE OR REVOKE PREVIOUSLY GIVEN VOTING INSTRUCTIONS BY CONTACTING THE BANK OR BROKERAGE FIRM HOLDING THE SHARES OR BY OBTAINING A LEGAL PROXY FROM SUCH BANK OR BROKERAGE FIRM AND – provided that the meeting is not held as a closed meeting, as to which see the Chairman's letter on page 1 – VOTING IN PERSON AT THE ANNUAL GENERAL MEETING. YOUR LAST VOTE, PRIOR TO OR AT THE ANNUAL GENERAL MEETING, IS THE VOTE THAT WILL BE COUNTED.

 Location of Annual General Meeting:

DOCUMENTS AVAILABLE FOR INSPECTION

Forms of appointment of the Non-Executive Directors, as well as a memorandum setting out the terms of the Executive Director's contracts, will be available for inspection at the Company's registered office during normal business hours and at the place of the Annual General Meeting from at least 15 minutes prior to the start of the meeting until the end of the Annual General Meeting.

By order of the Board,

Dorcas Murray
 Company Secretary

5 June 2020

QuickLinks

  Exhibit 99.1
Location of Annual General Meeting